Exhibit 2.1

INSTRUMENT OF ASSIGNMENT

GRANT THORNTON LLP (“Purchaser”) and LECG CORPORATION, a Delaware corporation and LECG PARTNERS LLP, a Pennsylvania limited liability partnership (collectively “Seller”),  are entering into a transaction to sell certain assets of the SMART Governance, Assurance and Risk & Advisory practices (including the U.K. Advisory Practice) (collectively the “Practice”) effective as of March 1, 2011 (the “Transaction”). For good and valuable consideration payable to Seller by Purchaser as set forth in the Letter of Intent between Purchaser and Seller dated February 25, 2011, of which $6.325 million is payable by Purchaser on the date hereof, the receipt of such consideration is hereby acknowledged by Seller, Seller does hereby sell, transfer, assign, convey and deliver to Purchaser all right, title and interest of Seller in, to and under the following assets related to the Practice (collectively, the “Purchased Assets”):

(a)   The Restrictive Covenants of all Transferring Managing Directors and Transferring Employees  as set forth on Schedule 1  hereto. The term “Restrictive Covenant” shall mean any covenant or other provision enforceable against any of the Transferring Managing Directors and Transferring Employees that (i) restricts such person’s ability to compete with the Practice, (ii) restricts such person’s ability to solicit or provide services to clients of the Practice, (iii) restricts such person’s ability to interfere in Seller’s relations with the Practice clients, (iv) restricts such person’s ability to solicit any of the Transferring Managing Directors or Transferring Employees to terminate their involvement in the Practice, (v) restricts the ability of such person to influence any supplier, contractor or counterparty to cease doing business with the Practice, or (vi) restricts the ability of such person to use or disclose any confidential information relating to the Practice;

(b)   The client engagements of the Practice that are supervised by the Transferring Managing Directors or Transferring Employees and which are in process as of the date of this Instrument (‘In-Process Engagements”) as set forth on Schedule 2 hereto, provided that Seller has obtained the consents of such clients;

(c)   The work product and work product rights for all In-Process Engagements, provided that Seller has obtained the consents of such clients.

TO HAVE AND TO HOLD the Purchased Assets, unto Purchaser, its successors and assigns to and for its own use and benefit forever.

In connection with the definitive agreement to be executed between Seller and Purchaser related to the Transaction, Seller agrees to execute and deliver, or cause to be executed and delivered, to Purchaser such other instruments of conveyance and transfer as Purchaser may reasonably request or as may be otherwise necessary to more effectively convey and transfer to, and vest in, Purchaser and put Purchaser in possession of, any part of the Purchased Assets or other assets of the Practice. If any consents from clients of the Practice with In-Process

Engagements have not been obtained as of the date hereof, then the assignment of such In-Process Engagements and corresponding work product and work product rights shall be effective upon obtaining their consent.  Seller and Purchaser shall work together in good faith to update Schedule 1 and Schedule 2 as needed in connection with the intended Transaction.

This Instrument of Assignment shall be binding upon Seller, its successors and assigns, and shall inure to the benefit of Purchaser, its successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Instrument of Assignment to be duly executed as of the date first written above.

LECG CORPORATION

By:	/s/ Steve Samek
Name: Steve Samek
Title: Chief Executive Officer

LECG PARTNERS LLP

By:	/s/ Yuri Rozenfeld
Name: Yuri Rozenfeld
Title: Authorized Representative

GRANT THORNTON LLP

By:	/s/ Margaret Maxwell Zagel
Name: Margaret Maxwell Zagel
Title: Senior CLO Advisor